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                                                                       EXHIBIT 1

December 6, 2002


STRICTLY PRIVATE AND CONFIDENTIAL

Mr. David A. Nield
Chairman and
  Chief Executive Officer
Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario
M5G 1R8


Dear David,

I am writing to express the interest of Manulife Financial Corporation ("Manulife") in entering into a business combination with Canada Life Financial Corporation ("Canada Life") (the "Transaction").

As you know I have great respect for you and Canada Life. I am confident this transaction would be financially beneficial to Canada Life shareholders and would create a tremendous platform for future growth to the benefit of both companies and all their stakeholders.

Manulife is proposing a friendly transaction with Canada Life and my team is prepared to begin immediate negotiations on the basis described in this expression of interest.

1.    OUR PROPOSAL

Manulife is prepared to offer (the "Offer") to acquire all Canada Life common shares, with the consideration payable in a combination of cash and Manulife common shares. Canada Life common shareholders would be given the opportunity to elect between two alternatives: (i) $38.00 in cash per Canada Life common share; or (ii) one Manulife common share per Canada Life common share. The alternatives would be limited to approximately 50% of the total offer consideration and if shareholders were to over-elect either alternative, they would be pro-rated accordingly.

The Offer represents a premium of approximately 25% over the average of the closing prices of the Canada Life common shares on the TSX over the last 30 trading days and provides Canada Life common shareholders with the opportunity to participate in the future growth of the combined company.


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Based upon our analysis of Canada Life's public information record, we believe the Offer represents a full and fair value for Canada Life's common shares. It is possible that with access to Canada Life's internal, confidential information and resources we may be able to identify or create other areas of value which would permit us to improve the Offer.

2.    DEFINITIVE AGREEMENT

If you accept this expression of interest, Manulife is prepared to begin good faith negotiations leading to the execution of definitive and binding legal agreements in the form customarily used for transactions of this nature.

3.    DUE DILIGENCE

We envision a brief period of high level due diligence, including access to a data room and meetings with Canada Life's senior officers. We are in position to begin our due diligence review immediately.

4.    EXCLUSIVITY

In accepting this expression of interest Canada Life is agreeing to deal exclusively and in good faith with Manulife in regard to the Transaction until the earlier of (i) 15 days from Canada Life's acceptance of this proposal or
(ii) the date, if any, upon which Manulife and Canada Life mutually agree to terminate discussions (the "Exclusivity Period").

During the Exclusivity Period, Canada Life and its directors, officers, employees, agents or other representatives will not take any action of any kind which might reduce the likelihood of success of or delay, interfere with or otherwise be inconsistent with this expression of interest or the Transaction. During the Exclusivity Period, Canada Life will not take part in any negotiations or discussions or enter into any agreement, arrangement or understanding with a third party inconsistent with this expression of interest or the Transaction, and will discontinue any existing activities of this nature.

5.    CONFIDENTIALITY AND PUBLIC DISCLOSURE

This letter is being provided to you on a confidential basis. However, in accordance with applicable U.S. securities laws, Manulife intends to make a filing under Schedule 13D of the Securities Exchange Act of 1934 which reflects the change of its investment intent. The 13D filing will disclose the terms of this expression of interest.

During the Exclusivity Period, Manulife and Canada Life will otherwise consult with each other regarding any public disclosure by either of them regarding the ongoing negotiations between them or the other matters described in this letter.

6.    NON-BINDING OFFER

This letter constitutes an expression of interest only and upon your acceptance does not create any legally binding obligations on either Manulife or Canada Life to complete the


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Transaction. However, following your acceptance of this letter, paragraphs 4 and
5 will be legally binding on each of Manulife and Canada Life.

7.    ACCEPTANCE OF THIS LETTER

We are prepared to work with you expeditiously to implement the Transaction. Should you wish to accept this proposal, please execute the duplicate copy of this letter and return it to me no later than 5:00 p.m. December 10, 2002, otherwise this proposal shall be null and void.

Yours very truly,

MANULIFE FINANCIAL CORPORATION

By:      /s/ Dominic D'Alessandro
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         Dominic D'Alessandro
         President and Chief Executive Officer



Agreed to as of the     day of December, 2002.

CANADA LIFE FINANCIAL CORPORATION

By:
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         David A. Nield
         Chairman and Chief Executive Officer


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